UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
Citiesense Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    February 10, 2017

Physical address of issuer
100 Windrow Road, Norfolk, CT 06058

Website of issuer
www.ginkgo.city

Current number of employees
2

Filer EDGAR CIK
0001659586

Filer EDGAR CCC
$2gsmdri

Filer EDGAR Password
boffy2dexh@t

Filer EDGAR PMAC
@ww3atmx

Submission Contact Person Information

>***Name***
>Starling Childs

>***Phone Number***
>(860) 733-2695

>***Email Address***
>star@ginkgo.city

>***Notification Email Address***
>star@ginkgo.city

Signatories

>***Name***
>Starling Childs

>***Signature***

>***Title***
>CEO

>***Email***
>star@ginkgo.city

>***Date***
>June 11, 2024